                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                               Commission File Number  001-09620
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(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended:  December 31, 1998
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                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

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   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I - REGISTRANT INFORMATION

                                Kinam Gold Inc.
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Full Name of Registrant

                                 Amax Gold Inc.
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Former Name if Applicable

                       185 South State Street, Suite 820
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Address of Principal Executive Office (STREET AND NUMBER)

                           Salt Lake City, UT  84111
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

                                See Exhibit 1

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Brian G. Lloyd                  801                532-7840
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).

         ____________________________________________________ [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

                                 See Exhibit 1
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                                Kinam Gold Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  30 March 1999                 By   /s/ Brian W. Penny
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                                         Brian W. Penny
                                         Treasurer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
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                                                 (Attach Extra Sheets If Needed)


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

                                 KINAM GOLD INC.
                            EXHIBIT 1 TO FORM 12B-25

                                    PART III
                                    NARRATIVE

Kinam Gold Inc, formerly known as Amax Gold Inc. (the "Company"), owns and operates multiple mining properties in the Americas, Russia and Chile. All of the properties are operated independently and financial statements are prepared by each location. PricewaterhouseCoopers audits the Kubaka operations in Russia and the Refugio operations in Chile while Deloitte and Touche audits the Company. In addition, on June 1, 1998, the Company and Kinross Gold Corporation ("Kinross") effected a business combination whereby Kinross Merger Corporation, a wholly-owned subsidiary of Kinross, was merged with and into the Company and the Company ultimately became a wholly-owned subsidiary of Kinross Gold U.S.A., Inc., a wholly-owned subsidiary of Kinross ("Kinross U.S.A.").

Since January, 1999, the Company, Kinross, Kinross U.S.A. and their auditors have undertaken extensive efforts to consolidate and audit financial statements of the Company which included the use of consultants, additional audit staff and substantial time of the financial group of Kinross. Despite such efforts, the Company and its auditors have not been able to complete the process of gathering, reviewing and consolidating the substantial financial information required to prepare the audited consolidated financial information necessary for presentation in the Company's Annual Report on Form 10-K for the Year Ended December 31, 1998 (the "Form 10-K"). Recognizing that Form 10-K is required to be filed on or before March 31, 1999, the Company has concluded that the Form 10-K cannot be completed on a timely basis without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

The Company anticipates that the results of operations to be included in the Form 10-K will reflect a significant change from the results of operations reported for the 1997 fiscal year. The change will result primarily from an asset write-down of approximately $193.4 million.